November 8, 2004

David Ritenour
Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Metron Technology N.V.
Amendment No. 2 to the Preliminary Schedule 14A filed November 1, 2004
File No. 0-27860

Dear Mr. Ritenour:

        On behalf of Metron Technology N.V. ("Metron" or the "Company"), we are responding to the comments received from the staff of the Securities and Exchange Commission (the "Staff") by letter dated November 4, 2004, with respect to the Amendment No. 2 to the Preliminary Schedule 14A filed November 1, 2004 by Metron. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff's convenience, have been incorporated into this response letter.

General

1.
We note your response to comment 2. Please include a statement in an appropriate place in the proxy statement that pro forma financial information has not been provided because it would not provide useful information or would otherwise be meaningful.

  In response to the Staff's comment, disclosure has been added on page 47.

Cover Page

2.
We reissue comment 4. Please revise to include the approximate date on which the proxy statement and form of proxy are first sent or given to security holders as required by Item 1(b) of Schedule 14A on the first page of the proxy statement as delivered to shareholders. We note that those disclosures currently appear after the letter to shareholders, the notice of annual meeting, and the table of contents.

  In response to the Staff's comment, disclosure has been added on the cover letter to the proxy statement and in the notice of annual meeting.

Questions and Answers Related to Proposals 1, 2 and 3

3.
We reissue comment 11. We note your response that additional disclosure has been added on page 7, but the question and answer referenced in our prior comment appears to have been deleted from the revised proxy statement. Please revise or advise.

        In response to the Staff's comment, disclosure was added on page 3 of the summary term sheet under "Operation after Asset Sale; Liquidation and Dissolution," which was duplicative of the question and answer referenced in the Staff's previous comment 11.

4.
We note your response to comment 12. Please include a statement that shareholders will be required to retain ownership of their shares until all liquidating distributions have been made in order to receive all distributions.

    In response to the Staff's comment, disclosure has been added on page 7.

How is the proposed transaction with Applied Materials structured...?—Page 7

5.
Please revise this disclosure to clarify the method(s) that Metron intends to use to publicly announce the dates on which liquidating distributions will be payable. Please also disclose how far in advance of each distribution date the public announcement is expected to be made.

    In response to the Staff's comment, disclosure has been added on page 7.

How will Metron's options, warrants and convertible debentures...?—Page 7

6.
We note that neither your response to comment 13 nor your revised disclosure addresses the issues raised in that comment with respect to the potential cancellation of the outstanding warrants in exchange for cash payments. Please provide the previously requested disclosures or supplementally confirm to us, if true, that the outstanding warrants will not be cancelled in exchange for cash payments.

        The outstanding warrants were issued to the debenture holders in connection with the issuance of the debentures. At this time Metron does not intend to cancel the warrants in exchange for a cash payment, but negotiations between Metron and the debenture and warrant holders have not concluded. However, because treatment of the warrants is not yet determined disclosure has been added on pages 3, 7, 11 and 33.

7.
We note your disclosure on page 7 that Metron may seek to satisfy its obligations under the outstanding convertible debentures "on terms that the Managing Board believes would be advantageous or neutral, from a financial point of view, to Metron's shareholders." Please revise to briefly describe the anticipated terms of any redemption, prepayment or similar transaction that would be viewed as being "advantageous or neutral" to Metron shareholders, particularly given that any such transaction would eliminate the risk to the debenture holders that the future liquidating distributions might be delayed or be in an aggregate amount that is less than currently estimated and consequently increase the potential impact of those risks on Metron shareholders. Please include similar disclosure on page 46.

  In response to the Staff's comment, disclosure has been added on page 7.

Proposal 1

  Background of the Asset Sale—Page 16

8.
Please revise your disclosure to include in your filing the contents of the second and third sentences of your response to comment 17.

  In response to the Staff's comment, disclosure has been added on page 18.

Opinion of Financial Advisor to Metron

  Comparable Company Analysis—Page 26

9.
As discussed during telephone conversations with counsel for Metron, we reissue comment 24. Please revise as previously requested.

        In response to the Staff's comment, the reference to preferred stock obligations "of Metron" has been removed.

10.
Please revise the disclosure in the paragraph preceding the table at the bottom of page 26 to clearly show how the results in the last two columns have been calculated, including any adjustments that have been made to produce the results in the last column.

  In response to the Staff's comment, disclosure has been added on page 26.

11.
We note that the materials presented to the Metron boards on August 16, 2004 reflect that the comparable company multiple ranges are broader than those disclosed in this section. Please revise to disclose how and why Perseus selected the narrower comparable company ranges to be used in calculating the implied value of Metron.

  In response to the Staff's comment, disclosure has been added on page 26.

12.
We note that the materials presented to the Metron boards on August 16, 2004 also reflect that additional financial ratios and corresponding comparable company multiple ranges were calculated by Perseus that are not disclosed in this section. Please revise to disclose how and why Perseus selected the three disclosed financial ratios and corresponding multiples that were ultimately used in calculating the implied value of Metron.

        In response to the Staff's comment, disclosure has been added on page 26.

Principal Provisions of the Stock and Asset Purchase Agreement

  Excluded Assets—Page 31

13.
We note your response to comment 30. If true, please clarify in the fourth bullet point that the indemnity agreements relate to your officers and directors.

  In response to the Staff's comment, disclosure has been added on page 31.

Proposal 2

  General Description of the Dissolution and Liquidation of Metron—Page 45

14.
We note your response to comment 36. Please revise the disclosures that follow the estimated cost table on page 46 to present that information in a table for ease of investor understanding. In addition, please include a column that illustrates the terms of redemption or prepayment of the convertible debentures that must be obtained in order to result in an estimated distribution amount of $4.79 per share. Finally, please reconcile the proceeds available for distribution under each scenario. For example, we note that when you assume costs of $4.95 million, the proceeds available for distribution are $81.42 million, but when you assume higher costs of $6.35 million, the proceeds available for distribution increase to $82.97 million.

  In response to the Staff's comment, disclosure has been added on pages 46 and 47.

        The Company respectfully requests the Staff's assistance in completing its review of the proxy statement as soon as possible so the transaction with Applied Materials can be completed. The Company has publicly stated its expectation that the transaction would be completed by the end of its third fiscal quarter on November 30 and thus would like to mail the proxy statement to its shareholders as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the proxy statement or this letter to me at (650) 843-5180 or Jennifer Fonner DiNucci at (650) 843-5102.

Sincerely,
/s/ Suzanne Sawochka Hooper Suzanne Sawochka Hooper

cc:

3